IMPERIAL METALS CORPORATION

October 31, 2003

03037315

03 NOV 12 AM 7:21

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of the Material Change Report dated October 31, 2003 filed with the securities commissions.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/14

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

October 31, 2003

3. Press Release

October 31, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported it has received the final drill results from the recent 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property.

5. Full Description of Material Change

Imperial Metals Corporation reported it has received the final drill results from the recent 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property.

Diamond drill holes WB03 14, WB03 15 and WB03 16 all intersected significant intervals of copper, gold and silver, including 135.0 metres grading 1.16% copper, 0.35 g/t gold and 9.58 ppm silver in WB03 15, the most southerly of the holes drilled in this program.

Significant intervals from the recent program are provided in the following table. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04
WB03 09	0.00	-	132.50	132.50	1.04	0.24	6.53

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
including	62.50	-	132.50	70.00	1.69	0.39	10.38
WB03 10	21.30	-	163.60	142.30	1.16	0.40	8.20
WB03 11	24.38	-	205.00	180.62	1.00	0.40	7.30
WB03 12	0.00	-	15.20	15.20	0.72	0.23	6.65
WB03 13	abandoned						
WB03 14	44.30	-	213.30	169.00	1.06	0.37	6.65
including	55.00	-	90.00	35.00	2.02	0.79	12.81
WB03 15	30.00	-	165.00	135.00	1.16	0.35	9.58
including	47.50	-	120.00	72.50	1.82	0.55	16.17
WB03 16	15.20	-	127.50	112.30	0.63	0.20	4.02
including	15.20	-	37.50	22.30	1.41	0.48	9.61

Drilling on the Springer and Bell deposits and trenching in the Northeast Zone continues.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 31st day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Final Drill Results from Initial Drill Program at the Northeast Zone

Vancouver (October 31, 2003) - Imperial Metals Corporation (III:TSX) reports it has received the final drill results from the recent 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property.

Diamond drill holes WB03 14, WB03 15 and WB03 16 all intersected significant intervals of copper, gold and silver, including 135.0 metres grading 1.16% copper, 0.35 g/t gold and 9.58 ppm silver in WB03 15, the most southerly of the holes drilled in this program.

Significant intervals from the recent program are provided in the following table. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval	Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05 - 60.00	56.95	2.54	1.15	17.40
WB03 02	2.60 - 79.10	76.50	0.74	0.34	5.00
WB03 03	1.50 - 195.00	193.50	1.33	0.44	10.60
WB03 04	0.61 - 159.00	158.39	0.34	0.21	2.66
WB03 05	3.70 - 37.50	33.80	0.49	0.30	5.32
WB03 06	7.10 - 220.00	212.90	0.98	0.32	6.18
including	7.10 - 110.00	102.90	1.94	0.57	11.71
WB03 07	13.40 - 217.50	204.10	1.02	0.40	7.31
including	13.40 - 126.30	112.90	1.72	0.56	12.33
WB03 08	7.30 - 81.10	73.80	0.98	0.31	8.04
WB03 09	0.00 - 132.50	132.50	1.04	0.24	6.53
including	62.50 - 132.50	70.00	1.69	0.39	10.38
WB03 10	21.30 - 163.60	142.30	1.16	0.40	8.20
WB03 11	24.38 - 205.00	180.62	1.00	0.40	7.30
WB03 12	0.00 - 15.20	15.20	0.72	0.23	6.65
WB03 13	abandoned				
WB03 14	44.30 - 213.30	169.00	1.06	0.37	6.65
including	55.00 - 90.00	35.00	2.02	0.79	12.81
WB03 15	30.00 - 165.00	135.00	1.16	0.35	9.58
including	47.50 - 120.00	72.50	1.82	0.55	16.17
WB03 16	15.20 - 127.50	112.30	0.63	0.20	4.02
including	15.20 - 37.50	22.30	1.41	0.48	9.61

Drilling on the Springer and Bell deposits and trenching in the Northeast Zone continues.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com